December 14, 2004

By Facsimile and U.S. Mail

Mark D. Gerstein, Esq.
Latham & Watkins LLP
233 South Wacker Drive, Suite 5800
Chicago, Illinois 60606

	Re:	First Health Group Corp.
		Schedule TO-I, Amendment No. 3
		Filed December 3, 2004

Dear Mr. Gerstein:

	We have the following additional comments on the above-referenced filing:

Schedule TO-I

1. Please refer to comment 1. We note your statement that the Merger agreement does not refer to a tender offer. We also note the language in Section 2.5.2 of the merger agreement which states that First Health will "use its commercially reasonable efforts" to obtain the consents to cancel employee stock options in exchange for cash. Tell us how First Health would do so other than by conducting a tender offer. In addition, we note that Section 2.5.2 of the merger agreement establishes the timing of and consideration to be paid in the solicitation of employee stock options in exchange for cash. Finally, we note that Section 2.1.1 provides that if, at the time the proxy is to be mailed, it is determined that Coventry would be required to seek shareholder approval of the merger under the New
York Stock Exchange Rules, Coventry has the right to alter the exchange ratio in the merger to avoid the shareholder vote.
Please revise your analysis in response to comment 1 to address these facts.

Offer to Purchase

Conditions

2. We reissue comment 5. Revise the tender offer to include disclosure of the representations and warranties which are conditions of the merger. Also, confirm, if true, that none of the required governmental approvals related to the merger are conditions this tender offer, and so you cannot terminate the offer and retain tendered securities pending receipt of any governmental approvals that are required for the merger.

      				*  *  *


      Respond to our comments promptly. Please furnish a response letter, keying your response to our comment letter. You should transmit the letter via EDGAR under the label "CORRESP." In the even that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter. Please contact me at (202) 942-1881 if you have any questions.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions